UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number: 000-22113

Euro Tech Holdings Company Limited
(Translation of registrant's name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑         Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 12, 2021, Euro Tech Holdings Company Limited (the “Company”) held its Annual Meeting of Shareholders (the “Annual Meeting”) at 4:00 P.M. (local time) at the Charterhouse Causeway Bay, 209-219 Wanchai Road, Hong Kong, SAR China.

The proposals presented to the shareholders at that meeting were the following:

Proposal 1.	The election of the following seven (7) individuals to the Company’s Board of Directors: T.C. Leung; Jerry Wong; Alex Sham; Y.K. Liang; Fu Ming Chen; Janet Cheang; and David YL Leung.

Proposal 2.
Adjourn the Annual Meeting if the Company’s management should determine, in its sole discretion, at the time of the Annual Meeting, that an adjournment is necessary to enable it to solicit additional proxies to secure a quorum or the approval of any of the matters identified in the notice of meeting.

An aggregate of 2,920,383 shares, representing approximately 56.65% of the Company’s issued and outstanding 5,154,759 ordinary shares entitled to vote on the record date were present in person or by proxy. A clear quorum was present.

The shareholders in person or by proxy voted their shares as follows:

Proposal Number 1.   Election of Directors:

	Votes For	Votes Against	Votes Abstaining	Approximate Percentages of For Votes of All Issued & Outstanding Ordinary Shares
T.C. Leung	2,860,971	5,821	17	55.50%
Jerry Wong	2,858,182	4,705	3,922	55.45%
Alex Sham	2,861,837	4,955	17	55.52%
Y.K. Liang	2,865,153	1,639	17	55.58%
Fu Ming Chen	2,864,903	1,889	17	55.58%
Janet Cheang	2,864,910	1,885	15	55.58%
David Y.L. Leung	2,857,903	8,889	17	55.44%

Proposal Number 2. Adjourn Meeting (if necessary):

Votes For	Votes Against	Votes Abstaining	Approximate Percentage of For Votes of All Outstanding Ordinary Shares
2,910,347	4,981	5,055	56.46%

As a result, all seven (7) of the Company’s nominees were elected as Directors of the Company to serve in that capacity for the ensuing year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

November 19, 2021	By:	/s/ Jerry Wong
Jerry Wong
Chief Financial Officer